Filed by Cleveland BioLabs, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cleveland BioLabs, Inc.

(SEC File No. 001-32954)